Exhibit 99.1

Wellchange Holdings Company Limited Announces Pricing of Initial Public Offering

HONG KONG, Oct. 01, 2024 (GLOBE NEWSWIRE) -- Wellchange Holdings Company Limited (the “Company” or “Wellchange”), an enterprise software solution services provider headquartered in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”), 1,100,000 of which are being offered by the Company and 900,000 by a selling shareholder, at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on October 2, 2024, U.S. Eastern time, under the ticker symbol “WCT.”

The Company expects to receive aggregate gross proceeds of US$4.4 million from the sale of Ordinary Shares offered by the Company in the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 165,000 ordinary shares at the public offering price, less underwriting discounts. The Company will not receive any proceeds from the sale of Ordinary Shares offered by the Selling Shareholder in the Offering. The Offering is expected to close on or about October 3, 2024, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used by the Company for enhancing its service capacity by improving core software technologies and expanding its SaaS platform, marketing and branding efforts through offline and online campaigns, and for international expansion, including establishing operations in the United States and Australia and pursuing strategic mergers, acquisitions, or investments, as well as for general working capital and corporate purposes.

The Offering is being conducted on a firm commitment basis. Dominari Securities LLC is acting as the lead underwriter and Revere Securities LLC is acting as co-underwriter for the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-276946), as amended, and was declared effective by the SEC on September 30, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by calling (212) 393-4500. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. Limited. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited
Shek Kin Pong, CEO
Email: Power@wchingtech.com